Quarterly Commentary
Q2 2026

Market Recap

During the second quarter, the conflict in the Middle East played out further, with both the high yield market and benchmark U.S. Treasury pricing tracking inversely with oil prices, which in turn were keyed off of the latest news developments in the region. Having said that, bond yields were broadly unchanged from the start of the quarter until the end of June.

Quite clearly, the situation in energy markets remains a key focus, what with nearly 20% of global oil production and a similar level of Liquified Natural Gas supplies being on- or off-line depending on the most recent developments. In turn, energy pricing affects not only macroeconomic variables such as inflation and interest rates, but also key microeconomic variables such as various industries' competitive position in global markets.


Treasury Rates - Quarterly Change
Source: U.S. Dept. of Treasury
Q2 '26 Change
YTD '26 Change

The uncertainty arising from the energy sector coupled with a cooling job market (+57k jobs vs. +115k expected in June) created a delicate backdrop for the Fed and its new Chair, Kevin Warsh. While Warsh dialed back the notion of forward guidance, a clear hawkish tone emerged with a focus on the inflationary side of the dual mandate, setting up for a potential rate hike down the road.

Equity markets buckled on the news in mid-June, but ultimately regained their footing and continued a double-digit (total return) climb off of Q1 lows. High yield bonds also had a relatively strong quarter with the Morningstar US High Yield Bond Index reporting a total return of +2.4% during Q2 while the Bloomberg U.S. Aggregate Bond Index was +0.7%.

Yields/Spreads:

As mentioned earlier, yields were stable despite the noisy geopolitical environment. Most of the movement has been in the "belly of the curve", around the 2-7 YR maturity range (see chart).

The yield of the 10-YR Treasury jumped by 14 basis points ("bps") going from 4.30% to 4.44% during the quarter and is up 26 bps for the year.

The yield-to-worst ("YTW") of the ICE BAML US High Yield Index dropped 29 bps from 7.44% to 7.15% during Q2. The yield peaked in late March reaching a high of 7.67%.

The Index's option-adjusted spread ("OAS") followed a similar path of contraction after peaking in late March. For the quarter it tightened by 53 bps, closing the quarter at 275 bps. The current spread sits below the five-year average of 358 bps.

Issuance & Defaults:

Per the Securities Industry and Financial Markets Association ("SIFMA"), there was a strong surge in high yield issuance with $105 billion in Q2, a 21% increase from the prior quarter. Demand for high yield remains robust despite the rise in popularity of other high yield assets like leverage loans and private credit.

Per Creditsights, the trailing twelve-month debt-weighted default rate inched 3 bps lower to 2.5%. The HY distress ratio (bonds with spreads over 1,000 bps) also improved to 6.2%, which is down 128 bps year-to-date, and considerably lower than its long-term average. Overall, high yield remains healthy, with Creditsights noting a credit migration statistic of 2.2 upgrade/downgrade ratio for the Index for 2026.

Fund Performance

The Trust's total return in Q2 was +1.45% versus the Index which was +2.46%. For full performance results, please see the table on page 3. The Trust's equity component contributed to its positive return while the core focus on short duration high yield investments remained steady. The Trust's modified duration remained at 1.8, which is considerably lower than the Morningstar High Yield category's average of 3.3 at quarter-end.

Contributors to the Trust's performance:

- Republic of Argentina GDP-Linked Bonds
- American Gilsonite Common Stock

Detractors to the Trust's performance:

- Viskase Holdings, Inc. Common Stock
- Talos Energy, Inc. Common Stock

Additions - The following securities were added to the portfolio:

- Davita, Inc. 4.625% 6/1/30 (Buy)
- Carvana 9% 6/1/31 (Buy)

Subtractions - The following positions were reduced or removed by either a maturity or corporate action:

- Moog, Inc. 4.25% 12/15/27 (Full Call)
- Under Armour, Inc. 3.25% 6/15/26 (Maturity)
- Pitney Bowes, Inc. 6.875% 3/15/27 (Full Call)

S&P Ratings Changes:

- Anywhere Real Estate Group 7% 4/15/30 - Upgrade (4/6/26) from B to BB

- Republic of Argentina GDP-Linked Security FRN, 12/15/35 - Upgrade (6/10/26) from CCC+ to B-

Outlook

A somewhat surprising related development has been the stability at relatively tight levels, on a day-to-day basis as well, of bond spreads versus Treasuries during the period. Market observers have contemplated the relationships, in an effort to explain them. On the one hand, bond spreads might have been expected to correlate positively with bond yields: that is, as interest rates rise because of higher oil prices and rising inflation expectations, it might be expected that the Federal Reserve would be more likely to react by raising interest rates to slow the economy – which normally would be thought to widen spreads. However, an alternative view is that bond buyers have become more focused on the absolute level of yields, and thus rising underlying Treasury yields would allow buyers to be satisfied with lower spreads.

At Northeast, our inclination is closer to worrying about the first theory taking hold and becoming dominant in the market: even if that narrative has not yet taken over the market, there might be a tipping point in which it does so, and we should be on guard for that. Accordingly, we are finding the best value in economically insensitive, short-duration high yield bonds. We might add that the nature of short-duration bonds allows us to ride the spread curve into an effective maturity. What that means in practice is that we can buy a two-year bond, for example, and in a year from now, it will have become a one-year bond and its risk profile will have been reduced. While this is technically true for bonds of all maturities, the favorable effect is usually most pronounced at the shorter end of the yield curve.

More generally, our views on the state of the economy are mixed. While we are more optimistic than the market on certain known variables such as consumer confidence and the state of the labor market, we view the geopolitical situation as being fraught with tremendous uncertainty and a range of different outcomes. To us, this further enhances the appeal of shorter-duration securities. Having said that, the conflict will inevitably end, and we stand ready as active managers, and hopefully nimble ones at that, to revisit this stance should prudent opportunities arise in the form of an unwarranted dislocation in a company's or industry's securities in the meantime.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); bmonrad@northeastinvestors.com

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- Northeast Investors Trust Overview

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 3/31/26:

AVERAGE ANNUAL RETURNS (AS OF JUNE 30, 2026)							
	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	1.45%	1.44%	10.02%	8.18%	5.38%	4.22%	6.84%
ICE BofA US High Yield Index	2.46%	1.89%	5.75%	8.79%	4.13%	5.70%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

Top 10 Issuers (% of Net Assets): 1. Homer City Holdings (7.9%) 2. Pyxus Holdings, Inc. (7.7%) 3. Carvana Co. (4.5%) 4. Tidewater, Inc. (4.3%) 5. KB Home (4.1%) 6. XPO, Inc. (4.1%) 7. Anywhere Real Estate (4.1%) 8. SS&C Technologies, Inc. (4.0%) 9. Comstock Resources, Inc. (4.0%) 10. Iron Mountain, Inc. (4.0%).

For a complete list of holdings, click here to see the most recent quarterly holdings report (as of 3/31/26). Holdings are subject to change and may differ from the most recent filing.

The operating expense ratio, which includes interest expense and commitment fees when applicable, was 1.94% on an annualized basis ending 9/30/2025. The current expense ratio may differ from the one reported here due to fluctuations in net assets and expenses.

Duration measures the price sensitivity to changes in interest rates. The longer a bond's duration, the higher the sensitivity to interest rate movements, and vice versa.

Standard Deviation measures historical volatility. Higher standard deviation implies higher price volatility.

Weighted average coupon is the average stated interest rate, expressed as a percentage of the bond's principal value.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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